Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on January 21, 2022.

3.	News Release:

On January 24, 2022, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On January 21, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a US$10 million secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional US$15 million of availability (the “Accordion”).

5.	Full Description of Material Change:

On January 21, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for the Facility, that includes the Accordion.

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and will bear interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. Drawdown is subject to customary conditions and the Facility matures on March 31, 2023. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

January 31, 2022.